Aflac Incorporated 2nd Quarter 2013 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$889	$483	$1,781	$1,268
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	465,213	466,788	465,834	466,337
Dilutive effect of share-based awards	2,762	1,802	2,712	2,224
Weighted-average outstanding shares used in the computation of earnings per share - diluted	467,975	468,590	468,546	468,561
Earnings per share:
Basic	$1.91	$1.04	$3.82	$2.72
Diluted	1.90	1.03	3.80	2.71